SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)1

US Foods Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

912008109

(CUSIP Number)

Michael D. Adamski

Sachem Head Capital Management LP

 250 West 55th Street, 34th Floor

New York, New York 10019

(212) 714-3300

Steve Wolosky

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,434,852
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,434,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,434,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,434,852
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,434,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,434,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,108,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,108,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,108,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,434,852
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,434,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,434,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

James J. Barber, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Jeri B. Finard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

John J. Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

David A. Toy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the Schedule 13D filed on October 7, 2021 (the “Initial 13D” and as amended and supplemented through the date of this Amendment No. 6, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of US Foods Holding Corp. (the “Issuer”). Capitalized terms not defined in this Amendment No. 6 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to add the following:

In connection with the Cooperation Agreement, as defined and described in Item 4 below, James J. Barber, Jr., Jeri B. Finard, John J. Harris and David A. Toy are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 6. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 4.	Purpose of Transaction.

 Item 4 of the Schedule 13D is hereby amended to add the following:

On May 9, 2022, Sachem Head Capital Management LP and certain of its affiliates (collectively, “Sachem Head”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. In connection with the public disclosure of the Cooperation Agreement, the Issuer disclosed the determination of the Board of Directors of the Issuer (the “Board”) that Pietro Satriano ceased to serve as chief executive officer (the “CEO”) of the Issuer and will not stand for reelection to the Board at the Issuer’s 2022 annual meeting of stockholders, scheduled to be held on May 18, 2022 (the “2022 Annual Meeting”). As previously disclosed by the Issuer, John Lederer shall not stand for reelection to the Board at the 2022 Annual Meeting.

Pursuant to the Cooperation Agreement, effective immediately following the 2022 Annual Meeting, the Issuer agreed to increase the size of the Board to thirteen (13) directors and appoint Scott D. Ferguson, James J. Barber, Jr. and David A. Toy (collectively, the “New Directors”) as directors each with a term expiring at the 2023 annual meeting of stockholders (the “2023 Annual Meeting”).

The Cooperation Agreement also provides that the Issuer shall form a new committee of the Board, comprised of five (5) directors including Messrs. Ferguson and Toy, which will be charged with conducting a nationwide search run by a nationally recognized search firm for a new CEO among internal and external candidates. Pursuant to the Cooperation Agreement, upon the Board’s appointment of a new permanent CEO, the size of the Board will be increased to fourteen (14) directors and such CEO will be appointed to the Board. Furthermore, the Cooperation Agreement also provides that at least one New Director shall be appointed to each of the standing committees of the Board and any new committee(s) that may be established and that concurrently with the New Directors’ appointment to the Board, the Board shall appoint Mr. Ferguson to the Executive and Nominating and Corporate Governance Committee, Mr. Barber to the Compensation Committee and Mr. Toy to the Audit Committee.

CUSIP No. 912008109

The Cooperation Agreement also provides that if any New Director is no longer able to serve as a director for any reason prior to the Termination Date (as defined below) and at such time Sachem Head’s and its affiliates’ Net Long Position (as defined in the Cooperation Agreement) exceeds the lesser of fifty percent (50%) of its current beneficial ownership of the outstanding Shares and 9,717,426 Shares (subject to adjustment for stock splits, reclassifications, combinations and recapitalizations) (the “Ownership Minimum Requirement”), then Sachem Head shall be entitled to designate a candidate for replacement for such New Director, subject to the approval of the Board, which approval shall not be unreasonably withheld. In addition, concurrently with the execution and delivery of the Cooperation Agreement, Mr. Ferguson executed and delivered an irrevocable resignation letter, subject to the Board’s determination to decline to accept such resignation, if Sachem Head’s and its affiliates’ Net Long Position falls below the Ownership Minimum Requirement.

Pursuant to the Cooperation Agreement, Sachem Head agreed to certain customary standstill restrictions from the date of the Cooperation Agreement until the later of (i) the earlier of (a) thirty (30) days prior to the nomination deadline for the 2023 Annual Meeting and (b) one hundred twenty (120) days prior to the first anniversary of the 2022 Annual Meeting and (ii) fifteen (15) days following the date that Mr. Ferguson (or his replacement) no longer serves on the Board (the “Termination Date”). Until the Termination Date, Sachem Head agreed to appear in person or by proxy at any meeting of the Issuer’s stockholders and vote all Shares beneficially owned by it and over which it has direct or indirect voting power in accordance with the Board’s recommendations with respect to (i) the election, removal and/or replacement of directors (a “Director Proposal”) and (ii) any other proposal submitted to stockholders; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommend otherwise with respect to any proposals (other than a Director Proposal), Sachem Head will be permitted to vote in accordance with the ISS or Glass Lewis recommendation; provided, further, that Sachem Head will be permitted to vote in its sole discretion with respect to any Extraordinary Transaction (as defined in the Cooperation Agreement). Prior to the Termination Date, Sachem Head has also agreed not to acquire beneficial ownership of 9.9% or more of the then-outstanding Shares in the aggregate, calculated on a fully-diluted basis assuming conversion of the Issuer’s Series A Convertible Preferred Stock.

The parties acknowledged that the New Directors are being added to the Board immediately following the 2022 Annual Meeting at the Issuer’s request in order to avoid a possible postponement or adjournment of the 2022 Annual Meeting due to mechanical issues associated with distributing revised proxy materials and soliciting support for the election of the New Directors at the 2022 Annual Meeting. The Board further agreed not to take any material actions between the date of the Cooperation Agreement and the date of the appointment of the New Directors without Sachem Head’s consent, subject to certain exceptions.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.14 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated to read in full as follows:

(c) Except as set forth in Exhibit 99.13 and Exhibit 99.16 to the Schedule 13D, which are incorporated herein by reference, there were no transactions in the Common Stock that were effected during the past sixty days by the Nominees or by certain of the Reporting Persons for the benefit of the Sachem Head Funds.

CUSIP No. 912008109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 9, 2022, Sachem Head and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.14 hereto.

On May 10, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons immediately after the filing of this Amendment No. 6 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.15 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*

99.2	Trading data.*

99.3	Trading data.*

99.4	Trading data.*

99.5	Trading data.*

99.6	Trading data.*

99.7	Letter to the Stockholders of the Issuer.*

99.8	Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.*

99.9	Form of Engagement and Indemnification Agreement.*

99.10	Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.*

99.11	Powers of Attorney.*

99.12	Amended and Restated Joint Filing and Solicitation Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, James J. Barber, Jr., Jeri B. Finard, John J. Harris and David A. Toy.*

99.13	Trading data.*

CUSIP No. 912008109

99.14

Cooperation Agreement by and among Sachem Head Capital Management LP, Uncas GP, LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Master VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp.

99.15	Joint Filing Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.

99.16	Trading data.

* Previously filed.

CUSIP No. 912008109

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2022

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson Individually and as attorney-in-fact for James J. Barber, Jr., Jeri B. Finard, John J. Harris and David A. Toy.

CUSIP No. 912008109

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.2	Trading data.*
Exhibit 99.3	Trading data.*
Exhibit 99.4	Trading data.*
Exhibit 99.5	Trading data.*
Exhibit 99.6	Trading data.*
Exhibit 99.7	Letter to the Stockholders of the Issuer.*
Exhibit 99.8

Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.*

Exhibit 99.9	Form of Engagement and Indemnification Agreement.*
Exhibit 99.10	Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.*
Exhibit 99.11	Powers of Attorney.*
Exhibit 99.12

Amended and Restated Joint Filing and Solicitation Agreement by and among Sachem Head Capital Management LP, Uncas GP, LLC, Sachem Head GP LLC, Scott D. Ferguson, James J. Barber, Jr., Jeri B. Finard, John J. Harris and David A. Toy.*

Exhibit 99.13	Trading data.*
Exhibit 99.14

Cooperation Agreement by and among Sachem Head Capital Management LP, Uncas GP, LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Mast VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp.

Exhibit 99.15	Joint Filing Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.16	Trading data.

* Previously filed.